Bradford & Bingley

RECEIVED

2007 MAY -8 A 10:2?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

07023306

Tel. 01274 806106

1 May 2007

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

5/10

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

F427 (11/2006)

1 May 2007

Board Directorate Change

The Board of Bradford & Bingley plc is delighted to announce the appointment of two new executive Board Directors, with immediate effect.

Roger Hattam (age 39) has been appointed as Group Product and Marketing Director and Mark Stevens (age 38) as Group Sales Director. Both are internal appointments, Roger and Mark have sat on the Group Executive Committee for the past two years and between them have 20 years experience at Bradford & Bingley.

We believe these appointments will further strengthen our Board, bringing a wealth of experience and knowledge of the business and our markets at this important growth phase for the Group.

Chris Gillespie the current Group Sales Director, has tendered his resignation from the Board and will leave the Group after a short handover. The Board would like to thank Chris for his contribution to the business over the past 18 months and wish him well for the future.

Ends

Notes

Roger Hattam, Group Product and Marketing Director

Roger joined Bradford & Bingley in 1992 and has worked in a variety of roles across the business in Operations, Credit Management, Strategy, and latterly Product and Marketing. During this time he has supported the flotation process, acted in a number of acquisitions, driven the growth of the savings and mortgage books, and introduced the partnership with Legal & General.

Mark Stevens, Group Sales Director

Mark joined Bradford & Bingley in 2003 after spending three years at Apax Partners and eight years at Mercer Management Consulting. In his previous role as Managing Director, Group Strategy, Mark was responsible for strategy, corporate development, HR, internal and external communications, and change management. He led the Group's 2004/05 restructuring programme including the disposal of non-core businesses and the cost base review, and introduced in 2006 a comprehensive programme of cultural change which has resulted in significantly higher staff satisfaction and engagement.

For further information:

Investor Relations:
Katherine Conway
Tel: +44 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 20 7067 5645
Email: nickie.aiken@bbg.co.uk

26 April 2007

Bradford & Bingley plc

Agreement to acquire prime mortgage portfolios

Bradford & Bingley plc is pleased to announce that it has today signed an agreement with Kensington Group plc that enables the Group to acquire up to £2 billion of prime residential mortgage portfolios in total over the next two years.

The acquisitions will be made on a monthly basis and each portfolio will comprise a blend of prime buy-to-let, self-cert and standard loans, in line with strict credit parameters. The acquired loans will be on similar credit terms to those originated through Bradford & Bingley's direct and intermediary specialist lending channels. Bradford & Bingley will carry out due diligence to confirm they meet the Group's credit standards.

Bradford & Bingley Group is delighted to enter into this business relationship with Kensington and looks forward to working with them.

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Public Relations
Nickie Aiken
+44 (0) 20 7067 5645

Bradford & Bingley plc **24 April 2007**

Annual General Meeting – Trading Statement

At the Annual General Meeting of Bradford & Bingley plc held today, Steven Crawshaw, Group Chief Executive, made the following comments:

"We started 2007 in a good position with a record pipeline of new business, and strong trading during the first few weeks of the year. This level of trading has continued during the first quarter. Lending volumes have been robust, with completions higher than the first quarter of 2006. Credit quality remains within our expectations. Our Savings business has also seen good growth during the period.

The demographic drivers of our specialist markets remain strong. For buy-to-let, increased immigration, greater job mobility, growth in the number of households and the rise in the student population continue to support the private rental market. The growing number of self-employed and increasing job flexibility continue to support the self-cert market.

Mortgage demand has been exceptionally strong over the past year. As is to be expected, the higher interest rates are beginning to dampen demand, with mortgage approvals for house purchase falling back a little from their recent peak. However, this slowdown in demand is modest and, with the economy remaining healthy and the fundamentals which support the housing market still very sound, mortgage lending is expected to remain at high levels.

We have made a positive start to the year and we are comfortable with the mean consensus forecast in the market for our performance in 2007."

(A B&B poll of 19 analysts indicates a mean consensus forecast for 2007 profit before tax and exceptionals of £367.6m within a range of £358m to £377m.)

Ends

For further information:

Investor Relations:
Katherine Conway
Tel: +44 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 20 7067 5645
Email: nickie.aiken@bbg.co.uk

Bradford & Bingley plc

Results of Annual General Meeting

At the Annual General Meeting of Bradford & Bingley plc on 24 April 2007 all the resolutions set out in the Notice of the meeting were approved by the shareholders on a show of hands.

Full details of the proxy votes lodged by post and electronically for each resolution are available on our www.bbg.co.uk website.

End
24 April 2007

Se24040702

18 April 2007

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**April 2007**	**March 2007**
Outstanding current balance of mortgages	£6,612,961,089	£6,676,049,738
Number of mortgages	77,259	77,791
Average loan balance	£85,595	£85,820
Weighted average current LTV	60.46%	60.79%
Arrears:		
1 month +	1.93%	1.86%
3 months +	0.54%	0.49%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

Bradford & Bingley plc

2. Name of shareholder with a major interest

Lloyds TSB Group plc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed.

5. Number of shares / amount of stock acquired

Nil

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/a

7. Number of shares / amount of stock disposed

1,809,246

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.29%

9. Class of security

Ordinary 25p shares

10. Date of transaction

17 April 2007

11. Date listed company informed

19 April 2007

12. Total holding following this notification

31,096,348

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.902%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw - 01274 806106

16. Name and signature of authorised officer of the listed company responsible for making this notification

Phil Kershaw

Date of notification

20 April 2007

Bradford & Bingley plc
Additional Listing

Block listing applications have been made, in total, for 800,000 ordinary shares of 25p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

Of the 800,000 shares above, 800,000 shares will be issued pursuant to the Save As You Earn Scheme.

Copies of this brochure are available for inspection from the Document Viewing Facility of the UK Listing Authority during the next two business days and from:

Citigroup Global Markets Limited
Canada Square
Canary Wharf
London
E14 5LB

up to and including 14 days from the date thereof.

END

12 April 2007

END